

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

Via E-Mail
Jeffrey L. Cleland, Ph.D.
Chief Executive Officer and Co-founder
Versartis, Inc.
275 Shoreline Drive, Suite 450
Redwood City, CA 94065

> **Re:** **Versartis, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 18, 2014**
> **Response Dated March 3, 2014**
> **File No. 333-193997**

Dear Dr. Cleland:

We have reviewed your supplemental response and have the following comment.

Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. Please tell us the factors contributing to the increase in the fair value of your common stock from $0.63 on February 4, 2014 to $1.32 assumed for financial reporting purposes on February 19, 2014. Your letter dated March 3, 2014 does not identify any significant event that affected the fair value during this period and the 21% lack of marketability discount and the change in the NASDAQ Biotechnology Index during this period do not appear sufficient to explain the increase in your common stock fair value. Furthermore, while you state in your letter that this valuation is supported by a reasonable relationship to the price paid by arms-length purchasers of contemporaneous financing transactions, you disclose on page 136 of Form S-1 filed on February 18, 2014 that 13,135,370 of 13,168,291 Series D-2 shares were sold to holders of more than 5% of your capital stock. Therefore, it is not clear that the Series D-2 issuance was done at arms-length. In addition, you state that the price paid for the Series D-2 issuance was pre-negotiated in October 2013 and thus it is not clear that $.7594 represents the fair value of the preferred stock on February 4, 2014. Please tell us why you believe you are not required to record a beneficial conversion feature for the Series D-2 issuance on February 4, 2014.

Jeffrey L. Cleland, Ph.D.
Versartis, Inc.
March 6, 2014
Page 2

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Nakada at (202) 551-3659 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Michael E. Tenta
        Cooley LLP
        3175 Hanover Street
        Palo Alto, CA 94304-1130